SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 6)1

                        Telefonos de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

         American Depositary Shares ("L Share ADSs"), each representing
                         20 Series L Shares ("L Shares")
American Depositary Shares ("A Share ADSs"), each representing one
                          Series A Share ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                      879403780 for L Share ADSs2
                      879403400 for A Share ADSs3
        ----------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico

                                  525-540-9225
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 33 Pages)
--------------

1         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2         CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

3         CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Carlos Slim Helu

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 40,000 A Shares and 100,000 L Shares
        WITH                           (See Items 5(a) and 5(b))

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,741,267,084 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER

                                       40,000 A Shares and 100,000 L Shares
                                       (See Items 5(a) and 5(d))

                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,741,267,084
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              46,037,330 A Shares and 2,741,367,084 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.5% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Carlos Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 8,132 L Shares
        WITH                           (See Items 5(a) and 5(b))

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,741,267,084 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER

                                       8,132 L Shares
                                       (See Items 5(a) and 5(d))

                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,741,267,084
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,741,275,216 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.5% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Marco Antonio Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 8,132 L Shares
        WITH                           (See Items 5(a) and 5(b))

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,741,267,084 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER

                                       8,132 L Shares
                                       (See Items 5(a) and 5(d))

                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,741,267,084
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,741,275,216 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.5% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Patrick Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 8,134 L Shares
        WITH                           (See Items 5(a) and 5(b))

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,741,267,084 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER

                                       8,134 L Shares
                                       (See Items 5(a) and 5(d))

                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,741,267,084
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,741,275,218 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.5% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Maria Soumaya Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 8,134 L Shares
        WITH                           (See Items 5(a) and 5(b))

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,741,267,084 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER

                                       8,134 L Shares
                                       (See Items 5(a) and 5(d))

                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,741,267,084
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,741,275,218 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.5% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Vanessa Paola Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, PF, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 408,134 L Shares
        WITH                           (See Items 5(a) and 5(b))

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,741,267,084 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER

                                       408,134 L Shares
                                       (See Items 5(a) and 5(d))

                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,741,267,084
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,741,675,218 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.5% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Johanna Monique Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, PF, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 570,134 L Shares
        WITH                           (See Items 5(a) and 5(b))

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,741,267,084 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER

                                       570,134 L Shares
                                       (See Items 5(a) and 5(d))

                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,741,267,084
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,741,837,218 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.5% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Carso Global Telecom, S.A. de C.V.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC and BK  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
        WITH

                               8       SHARED VOTING POWER

                                       45,997,330 A Shares and 2,716,845,048 L
                                       Shares (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER




                              10       SHARED DISPOSITIVE POWER

                                       45,997,330 A Shares and 2,716,845,048
                                       L Shares (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,716,845,048 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.6% of A Shares and 24.3% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Grupo Carso, S.A. de C.V.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
        WITH

                               8       SHARED VOTING POWER

                                       6,000,000 L Shares
                                       (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER




                              10       SHARED DISPOSITIVE POWER

                                       6,000,000 L Shares
                                       (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,000,000 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1% L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
CUSIP No.  879403780 L Shares ADSs
           879403400 L Shares ADSs
-------------------------------------

     1        NAMES OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Grupo Financiero Inbursa, S.A. de C.V.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
        WITH

                               8       SHARED VOTING POWER

                                       18,422,036 L Shares
                                       (See Items 5(a) and 5(b))

                               9       SOLE DISPOSITIVE POWER




                              10       SHARED DISPOSITIVE POWER

                                       18,422,036 L Shares
                                       (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,422,036 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.2% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Items 1, 3, 4 and 7:       No material changes.
-------------------


Item 2.           Identity and Background
------           -----------------------

          This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

     (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own,directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Carso, S.A. de C.V. ("Carso") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI"). As a result, ownership of all L Shares and A Shares of Telefonos de Mexico, S.A. de C.V. (the "Company") owned or controlled by these entities is deemed to be shared among each member of the Slim Family.

     (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States. CGT is a holding company with interests in the Company and other telecommunications companies.

          CGT's interest in the Company is comprised of the A Shares and L Shares described in Item 5 as beneficially owned by it as well as its interest in a trust (the "Control Trust") that owns 84.4% of the outstanding Series AA shares, without par value ("AA Shares"), of the Company. The beneficiaries of the Control Trust are CGT, which owns a 64.57% interest in the Control Trust, various other Mexican investors (together with CGT, the "Mexican Controlling Shareholders") who own an 8.00% interest in the Control Trust, and SBC International, Inc. ("SBCI"), which owns a 27.37% interest in the Control Trust. Under the terms of the Control Trust, the trustee must vote all shares held in the Control Trust as instructed by a simple majority of the members of a technical committee appointed by the Control Trust's beneficiaries (except in the case of certain significant corporate matters). The Control Trust entitles the Mexican Controlling Shareholders to appoint a majority of the members of such technical committee. Therefore, CGT may be deemed to control the Control Trust.

          The Control Trust is terminable by any party at any time. If the Control Trust is terminated, the AA Shares held by the Control Trust may be distributed to the Control Trust's beneficiaries.

          Under the Company's bylaws, L Shares have limited voting rights and are convertible on a one-for-one basis into AA Shares, provided that the number of AA Shares may not be more than 51% of the Company's total capital stock and other requirements as more fully set forth therein. Futhermore, AA Shares may be coverted on a one-for one basis into L Shares, provided that (i) the number of AA Shares outstanding may not be less than 20% of the Company's capital stock, and (ii) the number of AA Shares outstanding may not be less than 51% of the combined number of A and AA Shares outstanding. On December 22,
          2000, CGT converted 555,766,180 L Shares into 555,766,180 AA Shares (representing 14.4% of the issued and outstanding AA Shares). Through its control of the Control Trust and its direct ownership of AA Shares, CGT may be deemed to control the Company.

     (3) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and other commercial industries in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable, aluminum wires and tires.

     (4) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

          The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of GFI, Carso and CGT are set forth in Schedule I attached hereto.

          None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer
------            ------------------------------------

          (a) The Reporting Persons have, as of the date hereof, the following interests in the A Shares and L Shares:

                                                     A Shares(1)                             L Shares(2)
                                                     -----------                             -----------
                                              Number            % of Class            Number            % of Class
                                              ------            ----------            ------            ----------
Carlos Slim Helu(3)................        46,037,330           13.6%               2,741,367,084       24.5%
Carlos Slim Domit(4)...............        45,997,330           13.6%               2,741,275,216       24.5%
Marco Antonio Slim Domit(5)........        45,997,330           13.6%               2,741,275,216       24.5%
Patrick Slim Domit(6)..............        45,997,330           13.6%               2,741,275,218       24.5%
Maria Soumaya Slim Domit(7)........        45,997,330           13.6%               2,741,275,218       24.5%
Vanessa Paola Slim Domit(8)........        45,997,330           13.6%               2,741,675,218       24.5%
Johanna Monique Domit(9)...........        45,997,330           13.6%               2,741,837,218       24.5%
CGT(10)............................        45,997,330           13.6%               2,716,845,048       24.3%
Carso(11)..........................                --              --                   6,000,000        0.1%
GFI................................                --              --                  18,422,036        0.2%


(1) Based on 339,095,604 A Shares outstanding as of February 2, 2001. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2) Based on 9,778,964,348 L Shares outstanding as of February 2, 2001. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all A Shares and all AA Shares held by the relevant Reporting Person have been converted into L Shares, subject to the restrictions set forth in Item 2 above. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3) Includes 40,000 A Shares and 60,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim Family. All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim family.

(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim family.

(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim family.

(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim family.

(8) Includes 408,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim family.

(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim family.

(10)     Includes 1,532,214,660 L Shares held in the form of L Share ADSs.


(11)     All L Shares owned by Carso are held in the form of L Share ADSs.

         (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the power to vote, or to direct the voting of, any A Shares or L Shares of the Company owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the A Shares or L Shares.

         (c) All transactions in A Shares and L Shares effected by the Reporting Persons in the last 60 days are listed in Schedule II hereto.

         (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares of the Company owned by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of A Shares or L Shares owned by the Reporting Persons.

         (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
-------           Respect to Securities of the Issuer
                  -----------------------------------

                  CGT has entered into matched put and call options pursuant to which it has an option to call, and the relevant counterparty has an option to put, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its expiration date.

                                                                    Strike Price
Counterparty             Expiration Date       Number of L Shares    per L Share
------------             ---------------       ------------------    -----------
J.P. Morgan & Co.        September 4, 2001         14,000,000           1.65
Chase Manhattan Bank     August 29, 2001           19,000,000           1.78
Chase Manhattan Bank     August 29, 2001           16,000,000           1.57
Chase Manhattan Bank     September 7, 2001         30,000,000           1.86
Chase Manhattan Bank     September 12, 2001        21,000,000           1.77

Other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

         -----------------------------
         Carlos Slim Helu

         -----------------------------
         Carlos Slim Domit                        By: /s/ Eduardo Valdes
                                                      --------------------------
         -----------------------------                Eduardo Valdes
         Marco Antonio Slim Domit                     Attorney-in-Fact
                                                      February 13, 2001
         -----------------------------
         Patrick Slim Domit

         -----------------------------
         Maria Soumaya Slim Domit

         -----------------------------
         Vanessa Paola Slim Domit

         -----------------------------
         Johanna Monique Slim Domit


         CARSO GLOBAL TELECOM, S.A. DE C.V.

         -----------------------------
         By: Carlos Slim Helu
         Title: Chairman of the
                Board of Directors

         GRUPO CARSO, S.A. DE C.V.

         -----------------------------
         By: Carlos Slim Helu
         Title: Chairman of the
                Board of Directors

         GRUPO FINANCIERO INBURSA,
         S.A. DE C.V.

         -----------------------------
         By: Carlos Slim Helu
         Title: Chairman of the
                Board of Directors

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                       CARSO GLOBAL TELECOM, S.A. de C.V.

    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, Mexico D.F., Mexico 14060

Name and Position                                               Principal Occupation
-----------------                                               --------------------

Carlos Slim Helu (Director and Chairman of the Board)           Chairman of the Board of Telefonos de Mexico and
                                                                Carso Global Telecom

Jaime Chico Pardo (Director and Vice Chairman of the Board)     President of Telefonos de Mexico

Isidoro Ambe Attar (Director)                                   Vice-President of Telefonos de Mexico

Arturo Elias Ayub (Director)                                    Vice-President of Telefonos de Mexico

Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico

Humberto Gutierrez-Olvera Zubizarreta (Director)                President of Grupo Carso and President of Condumex

Daniel Hajj Aboumrad (Director)                                 Chief Executive Officer of Radio Movil Dipsa (Telcel)

Jose Kuri Harfush (Director)                                    President of Productos Dorel

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico

Alfredo Sanchez Alcantara (Director)                            President of Uninet

Carlos Slim Domit (Director)                                    Chairman of Grupo Carso and President of Sanborns

Marco Antonio Slim Domit (Director)                             President of Grupo Financiero Inbursa

Patricio Slim Domit (Director)                                  Vice-Chairman of Grupo Carso and Vice-President of
                                                                Telefonos de Mexico

Eduardo Valdes Acra (Director)                                  Chief Executive Officer of Inversora Bursatil

Andres Vasquez del Mercado (Director)                           Vice-President of Telefonos de Mexico


                            GRUPO CARSO, S.A. de C.V.

    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, Mexico D.F., Mexico 14060

Name and Position                                               Principal Occupation
-----------------                                               --------------------

Carlos Slim Helu (Director and Honorary Chairman For Life)      Chairman of the Board of Telefonos de Mexico and
                                                                Carso Global Telecom

Carlos Slim Domit (Director and Chairman of the Board)          Chairman of Grupo Carso and President of Sanborns

Fernando G. Chico Pardo (Director)                              President of Promecap

Jaime Chico Pardo (Director)                                    President of Telefonos de Mexico

Antonio Cosio Arino (Director)                                  Independent Investor

Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico

Rafael Moises Kalach Mizrahi (Director)                         President of Kaltex

Jose Kuri Harfush (Director)                                    President of Productos Dorel

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico

Bernardo Quintana Isaac (Director)                              Chairman of the Board and President of Empresas
                                                                ICA Sociedad Controladora

Agustin Santamarina Vazquez (Director)                          Managing Partner of Santamaria y Steta


                     GRUPO FINANCIERO INBURSA, S.A. de C.V.

   Paseo de las Palmas 736, Col. Lomas Chapultepec, Mexico D.F., Mexico 11000

Name and Position                                    Principal Occupation
-----------------                                    --------------------

Carlos Slim Helu (Honorary Chairman For Life)        Chairman of the Board of Telefonos de Mexico and
                                                     Carso Global Telecom

Marco Antonio Slim Domit                             President of Grupo Financiero Inbursa
(Chairman of the Board)

Eduardo Valdes Acra                                  Chief Executive Officer of Inversora Bursatil
(Vice-Chairman of the Board)

Antonio Cosio Arino (Director)                       Independent Investor

Angeles Espinosa Yglesias (Director)                 Independent Investor

Agustin Franco Macias (Director)                     Chairman of Infra

Bernardo Quintana Isaac (Director)                   Chairman of the Board and President of Empresas
                                                     ICA Sociedad Controladora

Claudio X. Gonzalez Laporte (Director)               Chairman of the Board of Kimberly Clark de Mexico

Jose Antonio Chedraui Obeso (Director)               President of Grupo Comercial Chedraui

Juan Antonio Perez Simon (Director)                  Vice-Chairman of Telefonos de Mexico

David Ibarra Munoz (Director)                        Independent Economist

                                   SCHEDULE II

          On December 20, 2000 GFI indirectly transferred 114,887,000 L Shares and 40,939,625 Series A Shares of CGT to CGT in exchange for Ps.2,887,547,000.

         EXHIBIT INDEX

Exhibit Number            Description               Page Number
--------------            -----------               -----------

1                        Powers of Attorney                22
2                        Joint Filing Agreement            32

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico, S.A. de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.

                 February 5, 1998              /s/ CARLOS SLIM HELU
                                               --------------------
                                               Carlos Slim Helu

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               /s/ CARLOS SLIM DOMIT
                                               ---------------------
                    May 24, 1999               By: Carlos Slim Domit

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               /s/ MARCO ANTONIO SLIM DOMIT
                                               ----------------------------
                        May 24, 1999           By: Marco Antonio Slim Domit

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               /s/ PATRICK SLIM DOMIT
                                               -----------------------
                  May 24, 1999                 By: Patrick Slim Domit

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               /s/ MARIA SOUMAYA SLIM DOMIT
                                               -----------------------------
                     May 24, 1999              By: Maria Soumaya Slim Domit

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               /s/ VANESSA PAOLA SLIM DOMIT
                                               ----------------------------
                      May 24, 1999             By: Vanessa Paola Slim Domit

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               /s/ JOHANNA MONIQUE SLIM DOMIT
                                               ------------------------------
                     May 24, 1999              By: Johanna Monique Slim Domit

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.

                                              CARSO GLOBAL TELECOM, S.A. DE C.V.

         February 5, 1998                     /s/ CARLOS SLIM HELU
                                              --------------------
                                              By:    Carlos Slim Helu
                                              Title: Chairman of the
                                                     Board of Directors

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.

                                               GRUPO CARSO, S.A. DE C.V.

                                               /s/ CARLOS SLIM HELU
                                               --------------------
                February 5, 1998               By:    Carlos Slim Helu
                                               Title: Chairman of the
                                                      Board of Directors

                                POWER OF ATTORNEY

          I, a holder of Series L Shares, American Depositary Shares each representing 20 Series L Shares, Series A Shares, and/or American Depositary Shares each representing one Series A Share (collectively, the "Securities") of Telefonos de Mexico S.A., de C.V., a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico (the "Company"), which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Schedule 13D or 13G required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2002.

                                          GRUPO FINANCIERO INBURSA, S.A. DE C.V.

         February 5, 1998                 /s/ CARLOS SLIM HelU
                                          --------------------
                                          By:    Carlos Slim Helu
                                          Title: Chairman of the
                                                 Board of Directors

                             JOINT FILING AGREEMENT
                             ----------------------

          THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 24th day of May, 1999, by and between Mr. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. and Grupo Carso, S.A. de C.V.

          The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and
Schedule 13G ("Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of Telefonos de Mexico, S.A. de C.V. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

                                                   CARSO GLOBAL
  /s/ CARLOS SLIM HELU                             TELECOM, S.A. DE C.V.
  -----------------------------------
  Carlos Slim Helu                                 /s/ EDUARDO VALDES
                                                   -----------------------
                                                   By:  Eduardo Valdes
                                                   Title: Attorney-In-Fact

  /s/ CARLOS SLIM DOMIT

  Carlos Slim Domit

                                                   GRUPO FINANCIERO
  /s/ MARCO ANTONIO SLIM DOMIT                     INBURSA, S.A. DE C.V.
  ----------------------------
  Marco Antonio Slim Domit                         /s/ EDUARDO VALDES
                                                   ------------------
                                                   By:  Eduardo Valdes
                                                   Title: Attorney-In-Fact

  /s/ PATRICK SLIM DOMIT
  ---------------------------
  Patrick Slim Domit

                                                   GRUPO CARSO, S.A. DE C.V.
  /s/ MARIA SOUMAYA SLIM DOMIT
  ----------------------------
  Maria Soumaya Slim Domit                         /s/ EDUARDO VALDES
                                                   ------------------
                                                   By:  Eduardo Valdes
                                                   Title: Attorney-In-Fact

  /s/ VANESSA PAOLA SLIM DOMIT
  ----------------------------
  Vanessa Paola Slim Domit

  /s/ JOHANNA MONIQUE SLIM DOMIT
  ------------------------------
  Johanna Monique Slim Domit